SUPREME HOLDINGS, INC.

5065 Westheimer, Suite 840

Galleria Financial Center

Houston, Texas  77056

(713) 621-4799

March 31, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

SUPREME HOLDINGS, INC., formerly Supreme Hospitality

Registration Statement on Form SB-2

File No. 333-45210

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request  that the Registration Statement of Supreme Hospitality on Form SB-2, filed on November 22, 2002 together with all exhibits (the "Registration Statement"), be withdrawn.

We have made this request due to current market conditions, and the registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the order granting withdrawal to the undersigned via facsimile at (210) 402-4041 as soon as it is available.  If you have any questions regarding this application, do not hesitate to contact Stephen R. Boatwright of Gammage & Burnham at (602) 256-0566.

Thank you for your assistance.

Very truly yours,

SUPREME HOLDINGS, INC.

By:

/s/ Thomas John Cloud, Jr.

Thomas John Cloud, Jr.

President and Chief Executive Officer